FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   September 2, 2004

Exhibit Index

Exhibit

Description

1

June 30, 2004 Quarterly Report

FINANCIAL STATEMENTS ACREX VENTURES LTD. VANCOUVER, BRITISH COLUMBIA, CANADA JUNE 30, 2004
1.	NOTICE TO READER
2.	STATEMENT OF EARNINGS AND DEFICIT
3.	BALANCE SHEET
4.	STATEMENT OF CASH FLOWS
5.	NOTES TO FINANCIAL STATEMENTS

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at June 30, 2004 and the statements of earnings and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia, Canada	"BEDFORD CURRY & CO."
July 5, 2004	CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

EXPENSES

Management fees	$34,500	18,000	$69,000	36,000
Office and general	18,937	30,602	30,539	35,968
Advertising	13,795	450	26,690	664
Promotion and travel	11,210	11,642	20,201	15,798
Legal	12,953	14,262	18,413	40,481
Accounting	3,000	5,470	14,625	14,070
Consulting	3,000	11,707	9,000	25,887
Rent	3,480	3,600	7,080	10,731
Investor relations (recovery)	3,746	(1,796)	5,600	1,848
Filing fees (recovery)	1,850	(3,735)	5,000	5,500
Transfer agent fees	2,984	3,661	4,202	4,761
Property evaluation cost (recovery)	-	(2,549)	-	2,717
Insurance	-	2,188	-	2,188

	109,455	93,502	210,350	196,613

Net loss before other items and income taxes	(109,455)	(93,502)	(210,350)	(196,613)

OTHER ITEMS

Interest income (recovery)	2,482	(981)	7,267	6,925
Write-down of marketable securities	(4,500)	-	(12,750)	-

	(2,018)	(981)	(5,483)	6,925

Net loss before income taxes	(111,473)	(94,483)	(215,833)	(189,688)

Income taxes	-	-	(1,866)	-

NET LOSS	(111,473)	(94,483)	(217,699)	(189,688)

Deficit, beginning of period	(3,478,569)	(3,014,269)	(3,372,343)	(2,919,064)

DEFICIT, end of period	$(3,590,042)	(3,108,752)	$(3,590,042)	(3,108,752)

LOSS PER SHARE - BASIC	$(0.01)	(0.01)	$(0.02)	(0.02)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	13,167,616	8,422,366	13,167,616	8,806,116

				2

ACREX Ventures Ltd.
BALANCE SHEET
Unaudited - See Notice to Reader

		June 30,	December 31,
		2004	2003

ASSETS

Current
Cash		$451,228	1,035,013
Marketable securities		17,159	23,250
Other receivables		14,667	52,476

		483,054	1,110,739

Mineral properties [Note 3]		936,617	606,984

		$1,419,671	1,717,723

LIABILITIES

Current
Accounts payable		$18,630	98,983

SHAREHOLDERS' EQUITY

Share capital [Note 4]		4,879,083	4,879,083
Contributed surplus		112,000	112,000
Deficit		(3,590,042)	(3,372,343)

		1,401,041	1,618,740

		$1,419,671	1,717,723

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"	"CARL R. JONSSON"

Director	Director

ACREX Ventures Ltd.
STATEMENT OF CASH FLOWS
Unaudited - See Notice to Reader

Three months ended June 30,			Six months ended June 30,
	2004	2003	2004	2003

OPERATIONS

Net loss	$(111,473)	(94,483)	$(217,699)	(189,688)
Less item not involving cash:
Write-down of marketable securities	4,500	-	12,750	-

	(106,973)	(94,483)	(204,949)	(189,688)

Changes in non-cash working capital balances:
Decrease (increase) in accounts receivable	18,318	(13,968)	37,809	1,384
Increase (decrease) in accounts payable	(183,978)	(56,894)	(80,353)	6,496

	(272,633)	(165,345)	(247,493)	(181,808)

FINANCING

Shares issued for cash	-	292,914	-	285,414

	-	292,914	-	285,414

INVESTING

Purchase of marketable securities	-	-	(6,659)	-
Exploration expenditures	(49,192)	(5,961)	(329,633)	(85,192)

Increase (decrease) in cash	(321,825)	121,608	(583,785)	18,414

Cash, beginning of period	773,053	451,662	1,035,013	554,856

CASH, end of period	$451,228	573,270	$451,228	573,270

				4

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2004

1. NATURE OF OPERATIONS

Unaudited - See Notice to Reader

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2. CHANGE IN ACCOUNTING POLICY

The Company has adopted CICA 3063 "Impairment of Long-Lived Assets". This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant, equipment and deferred costs. The standard was applied prospectively effective January 1, 2004 and did not have a material impact on the Company's financial position or results of operations.

3.  MINERAL PROPERTIES

		Raglan
	Michaud	Ungava	Total
Acquisition costs
Balance, beginning and end of period	$25,000	4,952	29,952

Exploration costs
Balance, beginning of year	$577,032	-	577,032
Expenditures for period
Drilling	207,714	-	207,714
Consulting	48,901	-	48,901
Support	45,744	-	45,744
Assays	21,829	-	21,829
Field vehicles	2,750	-	2,750
Core facility	2,200	-	2,200
Surveying and linecutting	495	-	495

	329,633	-	329,633

	$931,665	4,952	936,617

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2004

3. MINERAL PROPERTIES (continued)

Unaudited - See Notice to Reader

Michaud gold property, Ontario, Canada - On September 1, 2001, the Company agreed (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta") to acquire a 60% interest in a mineral property consisting of 76.91 mineral claims in the Michaud Township, Ontario (the "Property").

The Company can earn a 60% interest in the first area by:

(a)	expending a minimum of $500,000 on exploration of the Property by December 31, 2003 (completed);
(b)	expending a minimum of $1,000,000 on exploration of the Property by May 15, 2005; and,
(c)	completing a bankable feasibility study on the Property by May 15, 2007. The Company can extend the due date for the feasibility study by up to three years by paying cash (or an equivalent number of shares) to Moneta as follows: $50,000 on or before May 15, 2007; $150,000 on or before May 15,
2008; $250,000 on or before May 15, 2009.

The Company can earn up to a 70% interest in the second area by:

(a)	expending a minimum of $1,000,000 on exploration of the Property by May 15, 2004 or such length of time as may be required for the Company to complete the $1,000,000 in expenditures, to earn a 50% interest; and,
(b)	giving notice to Moneta by December 31, 2004 and expending a minimum of $2,750,000 on exploration of the Property by May 15, 2007 to earn an additional 20% interest.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares as a finder's fee in respect of the transaction.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2004

3. MINERAL PROPERTIES (continued)

Unaudited - See Notice to Reader

Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

	Cash	Share	Property
Due Date	Payment	Issuance	Expenditure

September 26, 2003	$15,000	75,000	$-
September 26, 2004	5,000	75,000	-
January 1, 2005	-	-	100,000
September 26, 2005	5,000	100,000	-
January 1, 2006	-	-	250,000
January 1, 2007	-	-	500,000

	$25,000	250,000	$850,000

During the year ended December 31, 2003 the Company received payment of $15,000 and 75,000 Resolve shares.

4. SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:
	2004		2003
	Number	Amount	Number	Amount

Balance, beginning of period	13,167,616	$4,879,083	8,038,616	$3,876,123

Shares issued for cash and other:
Private placements	-	-	4,994,000	1,101,380
Agent's fee	-	-	135,000	-
Finders fee	-	-	-	25,000
Share issue costs	-	-	-	(123,420)

Balance, end of period	13,167,616	$4,879,083	13,167,616	$4,879,083

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2004

4. SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

Unaudited - See Notice to Reader

	Outstanding			Outstanding
Exercise	December 31,			June 30,
Price	2003	Issued	(Expired)	2004	Expiry date

$0.40	2,823,167	-	(2,823,167)	-	May 17, 2004
$0.40	1,151,500	-	(1,151,500)	-	May 17, 2004
$0.40	789,933	-	(789,933)	-	May 17, 2004
$0.40	633,333	-	(633,333)	-	May 30, 2004
$0.27	1,064,000	-	-	1,064,000	October 29, 2004
$0.28	2,431,800	-	-	2,431,800	April 30, 2005

	8,893,733	-	(5,397,933)	3,495,800

5. STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

 The changes in stock options for the period ended June 30, 2004 were as follows:

		Weighted Average
	Options	Exercise Price

Outstanding, beginning and end of period	1,305,000	$0.29

No options were granted during the period and therefore no stock compensation expense has been recorded.

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2004:

Exercise Price Per Share		Remaining Contractual life
	Number Outstanding At June 30, 2004

$0.28	565,000	2.93	years
$0.30	740,000	4.35	years

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2004

6. RELATED PARTY TRANSACTIONS

Unaudited - See Notice to Reader

The Company incurred legal fees of $18,413 from a law firm of which a director is a principal.

The Company incurred management fees of $54,000 and equipment rental charges of $5,034 from a company owned by a director and management fees of $15,000 from a company owned by another director.

Accounts payable includes $5,776 due to a law firm of which a director is a principal and $1,308 due to a company owned by a director.

7. SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

8. COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year's presentation.

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED JULY 31, 2004

To be read in conjunction with the unaudited mid-year financial statements prepared to June 30, 2004 of Acrex Ventures Ltd. ("Company").

1. Overall Performance

The Company has now completed the spending of in excess of $1,000,000 on exploration work on the optioned Michaud property - located near Timmins, Ontario. The Company has therefore earned its 50% interest in the portion of the claims - which does not include the Southwest Zone which contains, as is known from resource calculations earlier done by Barrick Gold Corporation, an inferred resource estimate of 3.2 million tonnes averaging 5.98 grams per tonne - an estimated 624,500 ounces of gold.

The work done on the Michaud property since May 31, 2004 has consisted of the drilling of three new diamond drill holes and the deepening of one previously drilled hole on the portion of the property known as the 55 Zone. The Company is awaiting assaying of the core.

2. Financial Information

As at the close of business on June 30, 2004 the Company had working capital of $464,424.

The Company has not issued any shares or other securities during the period since the end of the previous quarter - i.e. since March 31, 2004. At December 31, 2003 - the Company's last fiscal year-end - it had working capital of $1,011,756. The decrease of $547,332 over the first two quarters of the current fiscal year represents the monies expended on exploration on the Michaud property - and payment of the costs involved in the maintenance of a publicly listed company.

3. Other Information

Additional information relating to the Company - including the Company's most recent Annual Information Form dated April 26, 2004 and the Company's Management Discussion and Analysis dated May 31, 2004 - has been filed on SEDAR and is available at www.sedar.com. Information about the Company may also be seen on its website at www.acrexventures.com.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I T.J. Malcolm Powell, the Chief Executive Officer of ACREX VENTURES LTD., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Acrex Ventures Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

"T.J. Malcolm Powell"

T.J. Malcolm Powell

Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I Carl R. Jonsson, the Chief Financial Officer of ACREX VENTURES LTD., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Acrex Ventures Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

"Carl R. Jonsson"

Carl R. Jonsson

Chief Financial Officer